Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 24, 2011

BY EDGAR AND BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC  20549-7010

Attention:	Ms. Julie F. Rizzo
Attorney-Advisor

Re:	AMC Entertainment Inc.
Amendment No. 5 to Registration Statement on Form S-4
Filed June 8, 2011
File No. 333-171819

Dear Ms. Rizzo:

Set forth below are the responses of AMC Entertainment Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”).  Enclosed herewith is a copy of Amendment No. 6 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to Amendment No. 5 to the Registration Statement filed on June 8, 2011.  The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.  Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Exhibit 5.1

1.             Please revise the opinion to provide the opinions given in paragraphs 1 and 3 of the prior Exhibit 5.1 opinion dated as of April 15, 2011 for the Delaware Guarantors or advise.

The Company respectfully advises the Staff that its counsel has revised its opinion to provide the opinions given in paragraphs 1 and 3 of the prior Exhibit 5.1 opinion dated as of April 15, 2011 for the Delaware Guarantors.  See Exhibit 5.1 filed with the Amendment.

2.             Please have counsel revise the last sentence in the fifth paragraph to expressly state what it is relying upon the local opinions for.

The Company respectfully advises the Staff that its counsel has revised its opinion to expressly state the matters as to which it relies upon local counsel opinions. See Exhibit 5.1 filed with the Amendment.

3.             We note the statement in the penultimate paragraph that the legality opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. Please have counsel revise the legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determination interpreting those laws.

The undersigned, counsel to the Company, respectfully advises the Staff that its opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determination interpreting those laws.

4.             Please revise the last sentence of the penultimate paragraph to remove the limitation as to those laws “that are currently in effect” or confirm you will file the opinion as of the effective date of the registration statement.

The Company respectfully advises the Staff that its counsel will file the opinion as of the effective date of the registration statement.

Exhibit 5.2

5.             Please have counsel revise the date that Amendment No. 5 was filed in the first paragraph.

The Company respectfully advises the Staff that its counsel has revised, in the first paragraph, the date that Amendment No. 5 was filed.  See Exhibit 5.2 filed with the Amendment.

6.             Please have counsel revise the opinion to provide the Certificate of Good Standing of AMCCPS, the certification date of the Articles of Incorporation of AMCCPS and the Corporate Guarantors Secretary’s Certificate as of a more recent date.

The Company respectfully advises the Staff that its counsel has revised its opinion to provide the Certificate of Good Standing of AMCCPS, the certification date of the Articles of Incorporation of AMCCPS and the Corporate Guarantors Secretary’s Certificate as of a more recent date. See Exhibit 5.2 filed with Amendment.

Exhibit 5.4

7.             Please revise the opinion to provide the opinion given in paragraph 3 of the prior Exhibit 5.1 opinion dated as of April 15, 2011 for the District of Columbia and California Guarantors or advise.

The Company respectfully advises the Staff that its counsel has revised its opinion to provide the opinion given in paragraph 3 of the prior Exhibit 5.1 opinion dated as of April 15, 2011 for the District of Columbia and California Guarantors.  See Exhibit 5.4 filed with the Amendment.

8.             Please revise the first sentence of the penultimate paragraph to remove the term “present” or confirm you will file the opinion as of the effective date of the registration statement.

The Company respectfully advises the Staff that its counsel will file the opinion as of the effective date of the registration statement.

9.             Please revise the last sentence of the penultimate paragraph to remove the limitation regarding the “statutes, administrative decisions, rules, regulations or requirements” for the federal law of the United States and the laws of the state of California and the District of Columbia or advise.

The Company respectfully advises the Staff that its counsel has revised its opinion to remove the above-referenced limitation.  See Exhibit 5.4 filed with the Amendment.

******

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

cc:	Kevin M. Connor